UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to

Commission file number 001-15955

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

CoBiz Employees 401(k) Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CoBiz Financial Inc.

821 17th Street
Denver, CO 80202

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
CoBiz Employees 401(k) Plan
Denver, Colorado

We have audited the accompanying statements of net assets available for benefits — modified cash basis of the CoBiz Employees 401(k) Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits — modified cash basis for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have nor were we engaged to perform an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental information were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than United States generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefit of CoBiz Employees 401(k) Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended on the basis of accounting described in Note 2.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information, required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Act of 1974.  This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ CLIFTON GUNDERSON LLP

Denver, Colorado

June 25, 2010

COBIZ EMPLOYEES 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS -
MODIFIED CASH BASIS

December 31, 2009 and 2008

	2009	2008

INVESTMENTS

Guaranteed Interest Fund	$6,782,983	$5,880,216
Pooled separate account	22,300,206	15,132,447
CoBiz Common Stock Fund	3,036,203	3,755,275
Participant loans	895,735	874,529

NET ASSETS AVAILABLE FOR BENEFITS	$33,015,127	$25,642,467

The accompanying notes are an integral part of these financial statements.

COBIZ EMPLOYEES 401(K) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS -
MODIFIED CASH BASIS

For the Years Ended December 31, 2009 and 2008

	2009	2008

ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$3,472,145	$(9,780,013)
Interest	278,397	219,596
	3,750,542	(9,560,417)
Contributions:
Participant	3,048,139	2,962,464
Company	1,286,676	1,891,800
Rollover	517,478	797,614
	4,852,293	5,651,878

Benefits paid to participants	(1,199,223)	(1,554,594)
Administrative expenses	(30,952)	(27,756)

NET INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS	7,372,660	(5,490,889)

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	25,642,467	31,133,356

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$33,015,127	25,642,467

The accompanying notes are an integral part of these financial statements.

COBIZ EMPLOYEES 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE 1 — DESCRIPTION OF PLAN

The following description of the CoBiz Employees 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan.  The Plan covers all full-time employees of CoBiz Financial Inc. and its wholly owned subsidiaries (the Company) who have attained age 21 and have worked for the Company for one month.  The Plan was created on January 1, 1991 and has been restated or amended thereafter to comply with new rules and regulations issued and applicable to the Plan.  The Plan has designated Standard Insurance Company (Standard) as the Plan provider.  The Reliance Trust Company was appointed to be custodian to maintain the Plan’s investment in CoBiz common stock.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year, participants may contribute from 1% up the maximum allowed by law of their pretax annual compensation, as defined in the Plan or up to $16,500 in 2009 and $15,500 in 2008, subject to certain Internal Revenue Code (IRC) limitations.   If the participant attains age 50 during the Plan year, the participant may contribute a catch-up contribution of an additional $5,500 in 2009 and $5,000 in 2008.  Effective April 1, 2008, the Plan was amended to accept Roth elective contributions made on behalf of participants, as defined in the Plan document and subject to IRC limitations.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a variety of pooled separate accounts, a common stock fund and an insurance investment contract as investment options for participants.

Discretionary Contributions

The Company may contribute a discretionary contribution as determined annually by the Company’s Compensation Committee and such contributions are directed by the receiving participants’ investment election.  The match for 2009 was a dollar for dollar match of the employees’ elective contributions per payroll period, limited to 6% of annual compensation through February 28, 2010 and 3% thereafter.  The match for 2008 was a dollar for dollar match of the employees’ elective contribution per payroll period, limited to 6% of annual compensation.

Participant Accounts

Standard is responsible for preparing, maintaining and allocating amounts to individual participant’s accounts.  Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contributions.  Plan earnings are charged with an allocation of administrative expenses.  Allocations are based on participant earnings on account balances, as defined in the Plan Document.  The benefit to which a participant is entitled is the benefit provided from the participant’s deferral account and the earnings thereon and the participant’s vested amount in their Company contribution account.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon.  Vesting in the Company’s discretionary matching contribution portion of their accounts is based on years of continuous service.  A participant is 100% vested after five years of credited service.  A year of credited service is considered to be when an employee has worked at least 1,000 hours with the Company during the plan year.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant’s value of the vested account balance.  Loan terms range from 1 to 5 years or up to 15 years if the loan is for the purchase of a participants’ primary residence.  The loans are secured by a portion of the vested benefit in the Plan that is equal to the amount that is loaned to the participant.  The loans bear interest at rates that range from 3.25% to 8.25% which are commensurate with local prevailing rates as determined by the Plan administrator.  Principal and interest is paid ratably through semi-monthly payroll deductions.

Forfeitures

Forfeitures which occur pursuant to the Plan are applied to offset expenses and employer contributions as such obligations accrue.  In 2009 and 2008, the forfeitures applied against expenses were $20,000 and $17,000, respectively.  For the years ended December 31, 2009 and 2008, employer contributions were reduced by $51,000 and $70,000 respectively, due to forfeitures.  Forfeitures of terminated non-vested participant account balances available to offset future expenses and/or company contributions at December 31, 2009 and 2008 totaled $18,000 and $14,000, respectively.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a fixed period of time.  Upon death of the participant, a lump sum benefit must be paid no later than December 31st of the 5th calendar year following the participant’s death.

Any death benefit other than a lump sum distribution made to the participant’s spouse must be distributed no later than December 31st of the calendar year immediately following the calendar year in which the participant died, or December 31st of the calendar year in which the participant would have reached age 70½, whichever is later.  If the beneficiary of any death benefit other than a lump sum distribution is not a spouse, the distribution must be made beginning no later than December 31st of the calendar year immediately following the calendar year in which the participant died.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates and Basis of Accounting

The accounts of the Plan are maintained on the modified basis of cash receipts and disbursements as permitted by the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.   This basis of accounting is not in accordance with accounting principles generally accepted in the United States.  Cash basis financial statements that adjust securities investments to fair value are considered to be prepared on a modified cash basis of accounting.  Under the modified cash basis of accounting, certain revenues and related assets are recognized when received rather than when earned and certain expenses are recognized when paid rather than when the obligation is incurred.

The principal items that would be required to be reflected in the financial statements by accounting principles generally accepted in the United States (the amounts of which are not practicable to determine) are as follows:

•                  Accrual of all contributions owed at each year-end, but not received until the following year.

•                  Accrual of dividends declared, but not paid.

•                  Accrual of interest income from participant loans earned at each year-end, but not received until the following year-end.

•                  Accrual of Plan expenses and management fees incurred at each year-end, but not paid until the following year.

The preparation of financial statements in conformity with the modified cash basis of accounting may require management to make estimates and assumptions.  These estimates and assumptions may affect the reported amounts of assets and liabilities and, if applicable, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

New Accounting Pronouncements

Accounting Standards Codification. The Financial Accounting Standards Board’s (FASB) Accounting Standards Codification became effective on July 1, 2009.  At that date, the ASC became FASB’s official source of authoritative U.S. generally accepted accounting principles (GAAP) applicable to all public and non-public non-governmental entities, superseding existing guidance issued by the FASB, the American Institute of Certified Public Accountants (AICPA), the Emerging Issues Task Force (EITF) and other related literature.  The FASB also issues Accounting Standards Updates.  An Accounting Standards Update (ASU) is not authoritative, but communicates amendments to the ASC. An ASU also provides information to help a user of GAAP understand how and why GAAP is changing and when the changes will be effective.

Effective July 1, 2009, the Plan adopted new authoritative accounting guidance (originally issued as FSP FAS 157-4) on estimating fair value when the volume and level of activity for the asset or liability have significantly decreased and requires disclosure of a change in valuation technique.  The adoption of the guidance, now included in ASC 820, did not have a material impact on the Plan’s financial statements.  See Note 3- Fair Value Measurements, for additional information.

In August 2009, FASB issued ASU No. 2009-05, Fair Value Measurements and Disclosures (Topic 820) — Measuring Liabilities at Fair Value (ASU 2009-05).  The amendments in ASU 2009-05 were effective as of the beginning of each reporting entity’s first reporting period (including interim periods) that begins after August 2009.  ASU 2009-05 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain techniques. ASU 2009-05 also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of a liability. ASU 2009-05 also clarifies that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The adoption of ASU 2009-05 did not have an impact on the Plan’s financial statements.  See Note 3 - Fair Value Measurements, for additional information.

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (ASU 2010-06), which amends ASC 820, adding new requirements for disclosures for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures.  ASU 2010-06 is effective for interim and annual periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010.  The Plan is currently evaluating the impact, if any, ASU 2010-06 will have on its financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value in accordance with ASC 820.  Fair value is defined under ASC 820 as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  See Note 3 — Fair Value Measurements for detailed investment valuation methodologies used.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

Plan Expenses

The Plan pays certain administrative expenses incurred in connection with the Plan.  The Company pays all other costs and expenses of maintaining the Plan.

Risks and Uncertainties

The Plan provides for various investment alternatives.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amount reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Subsequent Events

Management evaluated subsequent events through the date the financial statements were issued.  Events or transactions occurring after December 31, 2009, but prior to the date the financial statements were issued, that provided additional evidence about conditions that existed at December 31, 2009, have been recognized in the financial statements for the year ended December 31, 2009.  Events or transactions that provided evidence about conditions that did not exist at December 31, 2009 but arose before the financial statements were issued, have not been recognized in the financial statements for the year ended December 31, 2009.

NOTE 3 — FAIR VALUE MEASUREMENTS

ASC 820, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  ASC 820 applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; accordingly, the standard does not require any new fair value measurements of reported balances.

ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement.  Therefore, a fair value measurement should be determined using assumptions that market participants would use in pricing an asset or liability.  As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals.

Level 3 inputs are unobservable inputs for the asset or liability, which is typically based on an entity’s own assumptions, as there is little, if any, related market activity.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

A description of the valuation methodologies used for assets measured at fair value, as well as the general classification of such assets pursuant to the valuation hierarchy, is set forth below.

Guaranteed Interest Fund

The Guaranteed Interest Fund is an interest bearing account that is invested in the general assets of the Standard Insurance Company.  The Guaranteed Interest Fund is stated at contract value, which approximates fair value.  The fair value of the guaranteed investment contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.   As a result, the Plan has determined that the Guaranteed Interest Fund is classified within Level 3 of the fair value hierarchy.  Level 3 investments, comprised of the guaranteed interest fund and loans, represent 23.3% or $7,678,718 of total net assets available for benefits at December 31, 2009.  There were no realized or unrealized losses resulting from Level 3 investments during the year ending December 31, 2009.

Pooled Separate Account

The Pooled Separate Account is composed of publicly traded mutual funds, which are recorded at unit value.  Unit value is determined daily using publicly traded net asset value or share prices, adjusted for dividend rates and management fee rates.  The management fee rates are considered a Level 2 input.  However, the Plan has assessed the impact of the management fee rates on the overall fair value of the account and determined it is immaterial.  As a result, the fair value of the account in its entirety is classified as a Level 1.

Employer Stock Fund

The Employer Stock Fund contains the Plan’s investment in the Company’s common stock, which is also recorded at unit value.  Unit value is determined using publicly traded share prices, adjusted for a cash balance component and management fee rates.  The management fee rates are considered a Level 2 input.  However, the Plan has assessed the impact of the management fee rates on the overall fair value of the account and determined it is immaterial.  As a result, the fair value of the account in its entirety is classified as a Level 1.

Participant Loans

Participant loans are valued at amortized cost, which approximates fair value.  As a result, participant loans are classified within level 3 of the fair value hierarchy.

The following tables present the Plan’s assets measured at fair value at December 31, 2009 and 2008, aggregated by the level in the fair value hierarchy within which those measurements fall.

		Fair value measurements using:
	Balance at December 31, 2009	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Pooled Separate Account
Mutual Funds:
Growth	$6,798,331	$6,798,331	$—	$—
Value	3,838,293	3,838,293	—	—
Blend	8,746,650	8,746,650	—	—
Other	2,916,932	2,916,932	—	—
Pooled Separate Account	22,300,206	22,300,206	—	—

Guaranteed Interest Fund	6,782,983	—	—	6,782,983
Employer Stock Fund	3,036,203	3,036,203	—	—
Participant loans	895,735	—	—	895,735
Total Investments	$33,015,127	$25,336,409	$—	$7,678,718

		Fair value measurements using:
	Balance at December 31, 2008	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Pooled Separate Account
Mutual Funds:
Growth	$4,405,748	$4,405,748	$—	$—
Value	2,885,964	2,885,964	—	—
Blend	5,920,628	5,920,628	—	—
Other	1,920,107	1,920,107	—	—
Pooled Separate Account	15,132,447	15,132,447	—	—

Guaranteed Interest Fund	5,880,216		—	5,880,216
Employer Stock Fund	3,755,275	3,755,275	—	—
Participant loans	874,529	—	—	874,529
Total Investments	$25,642,467	$18,887,722	$—	$6,754,745

A reconciliation of the beginning and ending balances of assets measured at fair value using Level 3 inputs follows:

	Guaranteed Interest Fund
	For the year ended December 31,
	2009	2008
Balance at January 1,	$5,880,216	$3,675,409
Interest	236,497	176,461
Fund transactions
Purchases	1,497,284	917,192
Sales	(624,636)	(674,882)
Transfers in	3,987,065	3,597,725
Transfer out	(4,193,443)	(1,811,689)
Balance at December 31,	$6,782,983	$5,880,216

	Participant loans
	For the year ended December 31,
	2009	2008
Balance at January 1,	$874,529	$616,327
Issuances	364,218	474,252
Principal repayments	(384,912)	(259,185)
Interest	41,900	43,135
Balance at December 31,	$895,735	$874,529

NOTE 4 — INVESTMENTS

The following presents investments at December 31, 2009 and 2008 that represent 5% or more of the Plan’s net assets.

	2009	2008

Standard Insurance Company
Guaranteed Interest Fund	$6,782,983	$5,880,216
Standard Insurance Company
Pooled separate account:
Vanguard 500 Index	3,138,877	2,271,434
Federated Mid-Cap Index	2,066,576	1,421,665
T. Rowe Price Mid-Cap Growth	2,365,986	1,557,681
Harbor Capital Appreciation	2,226,434	1,500,635
Harbor International	2,914,820	1,878,819
Harbor Bond	1,872,895	n/a

CoBiz Common Stock Fund	3,036,203	3,755,275

During 2009 and 2008, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value by $3,472,145 and depreciated in value by $9,780,013, respectively.  The detail follows:

	2009	2008
Net appreciation / (depreciation) in value of investments
Pooled separate account	$5,179,567	$(8,412,445)
CoBiz Common Stock Fund	(1,707,422)	(1,367,568)
Total	$3,472,145	$(9,780,013)

NOTE 5 — GUARANTEED INTEREST FUND

In 2002, the Plan entered into a benefit-responsive investment contract with Standard, who maintains the contributions in a general account.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The contract is included in the financial statements at contract value, which approximates fair value, as reported to the Plan by Standard.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974.  The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

There are no reserves against contract value for credit risk on the contract issuer or otherwise.  The average crediting interest rates were 3.95% and 3.83% for 2009 and 2008, respectively.  The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 3%.  Such interest rates are reviewed on a quarterly basis for resetting.   The average yield was 3.90% and 3.93% for 2009 and 2008, respectively.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

NOTE 6 — PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 7 — TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated March 3, 2004, that the Plan and related trust are designed in accordance with applicable sections of IRC.  Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes is included in the Plan’s financial statements.

NOTE 8 — ADMINISTRATION OF PLAN ASSETS AND RELATED PARTY TRANSACTIONS

The Plan has designated the Advisory Committee as the trustee of the Plan.  Officers or employees of the Company performed certain administrative functions.  No such officer or employee receives compensation from the Plan.

Certain administrative expenses, including the investment advisory, management fees and contract administrator fees, are paid from forfeitures of the Plan.

The Plan has entered into a benefit-responsive investment contract with Standard, who maintains contributions in a general account.  Standard is the plan Provider as designated by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Fees paid to Standard for the year ended December 31, 2009 amounted to approximately $20,000.

NOTE 9 — SUBSIDIARY PARTICIPATION

As new subsidiaries are acquired, the Company admits the subsidiary’s employees into the Plan.  The following subsidiaries of the Company are included in the Plan: CoBiz Insurance, Inc., Green, Manning & Bunch, LTD., CoBiz Bank, Alexander Capital Management Group, LLC, Wagner Investment Management, Inc. and Financial Designs, Ltd.

NOTE 10 — SUBSEQUENT EVENTS

In 2010 the Plan designated the Principal Financial Group (Principal) as the new Plan provider.  Effective April 1, 2010, the Plan’s assets were transferred from the Standard to the Principal.  As a result, certain investment options changed.  The designation of a new Plan provider did not have an impact on the financial statements of the Plan for the year ended December 31, 2009.

NOTE 11 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

There were no differences between the amounts reflected in the financial statements and the amounts reported on Form 5500 for the years ended December 31, 2009 and 2008.

This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL INFORMATION

COBIZ EMPLOYEES 401(K) PLAN

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2009

			Value
Identity of Issuer, Borrower, Lessor, or		Units/	Per Unit/	Current
Similar Party	Description	Shares	Share	Value

* CoBiz Financial Inc.	Common Stock Fund	623,818.9621	$4.87	3,036,203

Plan’s Interest in Guaranteed Interest Fund

* Stable Asset Fund	Guaranteed Interest Fund	51,072.6417	132.81	6,782,983

Plan’s Interest in Mutual Funds

Vanguard 500 Index	Pooled separate account	68,037.7134	46.13	3,138,877
Harbor International	Pooled separate account	29,862.3775	97.61	2,914,820
T.Rowe Price Mid-Cap Growth	Pooled separate account	34,607.5477	68.37	2,365,986
Harbor Capital Appreciation	Pooled separate account	62,629.4293	35.55	2,226,434
Federated Mid-Cap Index	Pooled separate account	46,438.6907	44.50	2,066,576
Harbor Bond	Pooled separate account	14,406.2458	130.01	1,872,895
Vanguard SM Cap Index Admiral	Pooled separate account	13,143.1555	47.66	626,377
T. Rowe Price Equity-Income	Pooled separate account	35,739.5762	32.23	1,151,788
TIAA Cref Instl Mid-Cap Value Retire	Pooled separate account	42,232.4747	26.00	1,097,903
Fidelity Balanced	Pooled separate account	10,370.0679	100.68	1,044,037
American Beacon LC Value Inst	Pooled separate account	38,885.5806	23.77	924,317
William Blair Intl. Growth	Pooled separate account	14,907.1513	45.84	683,309
Allianz NFJ Small Cap Value Instl	Pooled separate account	10,162.6525	65.37	664,285
Vanguard Explorer Admiral	Pooled separate account	27,652.1741	41.81	1,156,037
T. Rowe Price Growth Stock	Pooled separate account	10,981.2523	33.38	366,565
				22,300,206

* Participant loans, 3.25% to 8.25%, with various maturities.				895,735

TOTAL PLAN ASSETS HELD FOR INVESTMENT				$33,015,127

*                               Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CoBiz Employees 401(k) Plan
Date: June 25, 2010	By:	/s/ Troy Dumlao
Advisory Committee

EXHIBITS INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm, Clifton Gunderson LLP